Exhibit 23.1

CONSENT OF INDEPENDENT REGISTRERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Pulse Biosciences, Inc. (formerly Electroblate, Inc.) and Subsidiaries

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated December 21, 2015, relating to the consolidated balance sheet of Pulse Biosciences, Inc. (formerly Electroblate, Inc.) and Subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from May 19, 2014 (inception) through December 31, 2014, which is contained in the Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Gumbiner Savett Inc.

December 21, 2015

Santa Monica, California